

August 14, 2017

Via E-mail
Graham P. Shuttleworth
Finance Director and Chief Financial Officer
Randgold Resources Ltd.
3rd Floor Unity Chambers, 28 Halkett Street
St. Helier, Jersey JE2 4WJ, Channel Islands

> **Re: Randgold Resources Ltd.**
> **Form 20-F for Year Ended December 31, 2016**
> **Filed March 28, 2017**
> **Response Dated July 18, 2017**
> **File No. 000-49888**

Dear Mr. Shuttleworth:

We have reviewed your July 18, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 3. Key Information
A. Selected Financial Data
Non-GAAP Information, page 7

1. We have reviewed your response to comment 1. You appear to be multiplying amounts in the financial results for the Kibali Mine and the Morila Mine by your ownership percentage in these joint ventures. Under the equity method of accounting, you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item, like revenues or expenses. Thus, we continue to believe that reflecting these joint ventures using a proportionate consolidation method in your consolidated non-GAAP measures does not appear to be consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your consolidated non-GAAP disclosures accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at (202) 551-3398 or me (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining